                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  12 March 2003


                               PREMIER FARNELL PLC
                               -------------------

                               PREMIER FARNELL PLC
                               -------------------
                  (Translation of registrant's name in English)

                       Armley Road, Leeds, West Yorkshire
                                LS12 2QQ, England
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F    X            Form 40-F
                              ---                     ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                     No  X
                          ---                    ---

          If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........











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




                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            PREMIER FARNELL PLC
                                                (Registrant)


Date: March 12, 2003                        By: Steven John Webb
                                            ---------------------------------
                                            Steven John Webb
                                            Group Company Secretary and
                                            General Counsel















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


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.


-------------------------------------------------------------------------------------------------------------------------
1.    NAME OF COMPANY                                    2.  NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

      PREMIER FARNELL PLC                                    THE CAPITAL GROUP COMPANIES, INC. ON BEHALF OF ITS
                                                             AFFILIATES, INCLUDING CAPITAL RESEARCH AND MANAGEMENT
                                                             COMPANY AND GUARDIAN TRUST COMPANY

-------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
3.    PLEASE STATE WHETHER NOTIFICATION INDICATES THAT   4.  NAME OF THE REGISTERED HOLDER(S) AND, IF MORE THAN ONE
      IT IS IN RESPECT OF HOLDING OF THE SHAREHOLDER         HOLDER, THE NUMBER OF SHARES HELD BY EACH OF THEM
      NAMED IN 2 ABOVE OR IN RESPECT OF A NON-BENEFICIAL
      INTEREST OR IN THE CASE OF AN INDIVIDUAL HOLDER        Capital Guardian Trust Company              1,687,000
      IF IT IS A HOLDING OF THAT PERSON'S SPOUSE OR          Capital Research and Management Company     9,843,100
      CHILDREN UNDER THE AGE OF 18


      IN RESPECT OF NON-BENEFICIAL HOLDINGS OF THE
      SHAREHOLDERS NAMED IN 2 ABOVE.


---------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    NUMBER OF              6.  PERCENTAGE OF ISSUED    7.  NUMBER OF SHARES/AMOUNT   8.  PERCENTAGE OF ISSUED CLASS
      SHARES/AMOUNT OF           CLASS                       OF STOCK DISPOSED
      STOCK ACQUIRED


      NOT DISCLOSED              NOT DISCLOSED               N/A                           n/a

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   CLASS OF SECURITY                                   10. DATE OF TRANSACTION       11.  DATE COMPANY INFORMED

     ORDINARY SHARES OF 5P EACH                              NOT DISCLOSED                  11 MARCH 2003



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-------------------------------------------------------------------------------------------------------------------------
12.   TOTAL HOLDING FOLLOWING THIS NOTIFICATION          13. TOTAL PERCENTAGE HOLDING OF ISSUED CLASS FOLLOWING THIS
                                                             NOTIFICATION

      11,530,100                                             3.181%

-------------------------------------------------------------------------------------------------------------------------
14.   ANY ADDITIONAL INFORMATION                         15. NAME OF CONTACT AND TELEPHONE NUMBER FOR QUERIES
                                                             STEVEN WEBB
                                                             COMPANY SECRETARY
                                                             PREMIER FARNELL PLC
                                                             150 ARMLEY ROAD
                                                             LEEDS
                                                             LS12 2QQ
                                                             TEL. 0113 387 5277


-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
16.   NAME AND SIGNATURE OF AUTHORISED COMPANY OFFICIAL RESPONSIBLE FOR MAKING THIS NOTIFICATION

      STEVEN WEBB
      COMPANY SECRETARY


-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

DATE OF NOTIFICATION:  11 MARCH 2003
-------------------------------------------------------------------------------------------------------------------------


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